Contact

203-253-6895 (Mobile)

www.linkedin.com/in/joshperlman31 (LinkedIn)

Top Skills

Event Production

Strategic Planning

Operations Management

Languages

English (Native or Bilingual)

Certifications

Business Process Design for Strategic Management

Change Leadership: Strategies for organizational growth in a dynamic world

Breakthrough Customer Experience

Josh Perlman

Managing Director, The Gig Exec | I provide fractional COO support to small business owners. | World Explorer with My Kids

New York City Metropolitan Area

Summary

Looking for fractional COO support as a small business owner?

If you:

▸# Have been running your business for 30-40 years and are looking for an exit strategy

▸# Are a new business owner trying to learn the ropes

Then we’ve got you covered!

Our fractional COO services include:

GELS Implementation

Change Management

Long-Term Planning

Organizational Design

And much more!

Get in touch with me at: Josh@thegigexec.com

Experience

The Gig Exec

Managing Director

November 2023 - Present (5 months)

New York City Metropolitan Area

-Provide fractional COO support for small business owners

-Help clients reach peak performance, streamline internal operations, and optimize efficiency

-Set up companies to operate smoothly without the need for the owner’s direct involvement

BËTR Productions

Founder & President

September 2022 - Present (1 year 7 months)

As the Founder and CEO of BËTR Productions, I lead a dynamic team dedicated to reshaping the landscape of event planning and execution. Our mission is to revolutionize the way the event industry approaches meetings and breakouts, utilizing a unique combination of cutting-edge hardware and software solutions.

Hevelyn Productions
Managing Director
March 2018 - Present (6 years 1 month)
New York, United States

Hevelyn Associates is a technical production firm specializing in the live event industry.

With over two decades of service in the event industry, I established Hevelyn Associates. The firm stands as a reflection of my intent to apply industry knowledge for the benefit of those around me.

We strive to empower small event firms lacking the resources for full-time support, thereby boosting their competitive advantage on the market.

Our key offerings include:

- Production Management/Technical Direction.

We provide strategic advice on gear selection, design scoping, budget management, team leadership, and client relations.

- Technical Sales Support.

We contribute to sales teams' success by infusing their efforts with our technical credibility. Our assistance extends to organizing product demonstrations, resolving technical queries, and crafting bespoke solutions that underscore our client’s technology capabilities.

- Business & Technology Consulting.

We equip smaller event firms with the tools necessary to challenge larger industry rivals. By delivering efficient growth strategies and providing access to our professional network, we enhance their competitive position. Furthermore,

we develop go-to-market strategies for products or entire companies, solidifying our commitment to their growth.

Our range of technology consulting services encompasses software analysis and the deployment of a tech stack for our clients.

- Technology Selection.

We assist companies in navigating equipment procurement, addressing its nuances, and packaging deals. Our technical consulting expertise and industry connections often yield substantial savings.

OVATION

Chief Operating Officer

February 2022 - August 2022 (7 months)

During my time at Ovation, I served as a leading executive, responsible for overseeing company operations, the leadership team, and organizational vision.

I was in charge of implementing efficient processes, sales, and marketing initiatives, and advancing technology for a new product line.

Amidst the challenges of the COVID pandemic, I played a crucial role in guiding the company through a downturn. I contributed by developing new revenue channels, expanding the product offering into untapped markets, and identifying growth opportunities.

WorldStage, Inc.

14 years 9 months

SVP, Strategy & Corporate Development

September 2021 - February 2022 (6 months)

As Senior Vice President, I held a leadership role in a major technical event production company with an annual revenue of $100M.

My responsibilities involved formulating and executing the organizational vision, establishing efficient processes to achieve operational efficiency, and offering guidance in line with the enterprise mission and objectives.

Collaborating with the executive leadership team and key stakeholders, I identified potential acquisition targets, facilitated smooth M&A integrations, and directed funds toward enhancing operational excellence.

Furthermore, I was in charge of developing and overseeing annual growth plans, talent acquisition, CapEx management, resource allocation, and monitoring the execution of the overall business strategy.

VP, Digital Transformation

June 2020 - October 2021 (1 year 5 months)

New York, United States

In this role, I led a significant business transformation, including go-to-market and marketing initiatives, amidst the COVID pandemic, which involved developing a suite of online events, managing sales, and transitioning productions to remote environments.

I formulated the overall organizational and operational strategy for the digital products organization and introduced a strategic approach to analyze digital data.

I successfully created and implemented global compliance programs, such as GDPR for European data privacy regulations and CCPA to meet California data privacy requirements.

Director, LED Services

January 2016 - June 2020 (4 years 6 months)

As the Technical Operations Director, I established and led globally dispersed design teams across the United States, China, and Belgium, responsible for the groundbreaking LED ecosystem, StageJack®.

I established the LED group, assembling a team of nearly 40 professionals, including supply planners, project managers, engineers, quality assurance experts, and more. Under my leadership, we achieved exceptional growth, increasing revenue from $0 to $50M in less than four years.

Furthermore, I played a pivotal role in the development and design of internal product lines at StageJack®. I coordinated manufacturing processes in China, led effective go-to-market strategies and branding efforts, and managed overseas vendor relationships.

I led the development and managed the entire innovative go-to-market strategy and brand development of the award-winning Sx3, a “show in a box” solution for large-scale events by gaining feedback from clients, articulating insight into the business plan, and revolutionizing the approach of the organization.

In addition, I nurtured strategic partnerships with major agencies worldwide, including Jack Morton, Sparks, and Momentum, which accelerated revenue and fostered substantial growth.

Senior Project Manager | Account Director

June 2007 - January 2016 (8 years 8 months)

As Senior Project Manager, I oversaw sales and marketing operations for a multi-million-dollar venue in New York City. I also functioned as the project manager for large-scale outdoor projection projects and events, including product launches, movies, internal meetings, and external sales meetings and conferences.

My key responsibilities involved handling client RFPs, managing client relationships, and leading the entire project lifecycle. I actively participated in onsite client meetings, maintained well-organized show documentation, and addressed any client concerns or inquiries. I established objectives, project requirements, statements of work (SOW), timelines, budgets, resource allocation, and conducted project risk assessments.

I am particularly proud of the company's revenue growth, which surged from $0 to $6 million per year within a span of 3 years.